Exhibit 99.1

20 September 2021

BURFORD CAPITAL LIMITED

Notification of transactions by person discharging managerial responsibility

Burford Capital Limited, the leading global finance and asset management firm focused on law, has been notified of the usual annual transactions associated with certain estate planning by Jonathan T. Molot, Burford’s Chief Investment Officer.

On September 16, 2021, a 15.996556% interest in Jonathan Molot LLC (“JM LLC”), a company which is controlled by Mr Molot and which holds Burford Capital Limited stock, was transferred from the Jonathan T. Molot 2020 Trust No. 2 to Mr Molot. In addition a 2.704636% interest in JM LLC was transferred from the Jonathan T. Molot 2019 Trust to Mr Molot. Ongoing annual movement of ownership interests in JM LLC back-and-forth between Mr Molot and annual trusts established by Mr Molot of which he and his family members are the beneficiaries are expected as a normal part of the US estate planning undertaken. Certain further such movements occurred on September 16, 2021, with Mr Molot transferring a 0.371586% interest in JM LLC to the Jonathan T. Molot 2020 Trust, a 0.043679% interest in JM LLC to the Jonathan T. Molot May 2021 Trust, a 0.748128% interest in JM LLC to the Jonathan T. Molot Remainder 2017 Trust and a 0.057498% interest in JM LLC to the Jonathan T. Molot 2021 Trust. These transfers do not affect the overall interest in shares in Burford held by Mr Molot and the associated trusts.

The Notification of Dealing Forms for each of the transfers mentioned above are included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Kevin Cruickshank (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events, a change in our views or expectations or otherwise.

Details of the person discharging managerial responsibilities/person closely associated
(a) Name	Jonathan T. Molot 2020 Trust No. 2
Reason for the notification
(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
(b) Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a) Name	Burford Capital Limited
(b) LEI	549300FUKUWFYJMT2277
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	15.996556% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
Identification code	N/A
(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$10,284,312.82	15.996556% interest

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	16 September 2021
(f) Place of the transaction	N/A

Details of the person discharging managerial responsibilities/person closely associated
(a) Name	Jonathan T. Molot
Reason for the notification
(a) Position/status	A PDMR occupying the position of Chief Investment Officer
(b) Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a) Name	Burford Capital Limited
(b) LEI	549300FUKUWFYJMT2277
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	15.996556% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
Identification code	N/A
(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot 2020 Trust No. 2
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$10,284,312.82	15.996556% interest

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	16 September 2021
(f) Place of the transaction	N/A

Details of the person discharging managerial responsibilities/person closely associated
(a) Name	Jonathan T. Molot
Reason for the notification
(a) Position/status	A PDMR occupying the position of Chief Investment Officer
(b) Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a) Name	Burford Capital Limited
(b) LEI	549300FUKUWFYJMT2277
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	2.704636% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
Identification code	N/A
(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot 2019 Trust
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$1,738,832.13	2.704636% interest

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	16 September 2021
(f) Place of the transaction	N/A

Details of the person discharging managerial responsibilities/person closely associated
(a) Name	Jonathan T. Molot 2019 Trust
Reason for the notification
(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
(b) Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a) Name	Burford Capital Limited
(b) LEI	549300FUKUWFYJMT2277
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	2.704636% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
Identification code	N/A
(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$1,738,832.13	2.704636% interest

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	16 September 2021
(f) Place of the transaction	N/A

Details of the person discharging managerial responsibilities/person closely associated
(a) Name	Jonathan T. Molot
Reason for the notification
(a) Position/status	A PDMR occupying the position of Chief Investment Officer
(b) Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a) Name	Burford Capital Limited
(b) LEI	549300FUKUWFYJMT2277
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	0.371586% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
Identification code	N/A
(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot 2020 Trust
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$238,895.00	0.371586% interest

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	16 September 2021
(f) Place of the transaction	N/A

Details of the person discharging managerial responsibilities/person closely associated
(a) Name	Jonathan T. Molot 2020 Trust
Reason for the notification
(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
(b) Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a) Name	Burford Capital Limited
(b) LEI	549300FUKUWFYJMT2277
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	0.371586% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
Identification code	N/A
(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$238,895.00	0.371586% interest

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	16 September 2021
(f) Place of the transaction	N/A

Details of the person discharging managerial responsibilities/person closely associated
(a) Name	Jonathan T. Molot
Reason for the notification
(a) Position/status	A PDMR occupying the position of Chief Investment Officer
(b) Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a) Name	Burford Capital Limited
(b) LEI	549300FUKUWFYJMT2277
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	0.043679% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
Identification code	N/A
(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot May 2021 Trust
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$28,081.00	0.043679% interest

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	16 September 2021
(f) Place of the transaction	N/A

Details of the person discharging managerial responsibilities/person closely associated
(a) Name	Jonathan T. Molot May 2021 Trust
Reason for the notification
(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
(b) Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a) Name	Burford Capital Limited
(b) LEI	549300FUKUWFYJMT2277
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	0.043679% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
Identification code	N/A
(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$28,081.00	0.043679% interest

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	16 September 2021
(f) Place of the transaction	N/A

Details of the person discharging managerial responsibilities/person closely associated
(a) Name	Jonathan T. Molot
Reason for the notification
(a) Position/status	A PDMR occupying the position of Chief Investment Officer
(b) Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a) Name	Burford Capital Limited
(b) LEI	549300FUKUWFYJMT2277
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	0.748128% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
Identification code	N/A
(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot Remainder 2017 Trust
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$480,977.00	0.748128% interest

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	16 September 2021
(f) Place of the transaction	N/A

Details of the person discharging managerial responsibilities/person closely associated
(a) Name	Jonathan T. Molot Remainder 2017 Trust
Reason for the notification
(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
(b) Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a) Name	Burford Capital Limited
(b) LEI	549300FUKUWFYJMT2277
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	0.748128% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
Identification code	N/A
(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$480,977.00	0.748128% interest

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	16 September 2021
(f) Place of the transaction	N/A

Details of the person discharging managerial responsibilities/person closely associated
(a) Name	Jonathan T. Molot 2021 Trust
Reason for the notification
(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
(b) Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a) Name	Burford Capital Limited
(b) LEI	549300FUKUWFYJMT2277
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	0.057498% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
Identification code	N/A
(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$36,967.00	0.057498% interest

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	16 September 2021
(f) Place of the transaction	N/A

Details of the person discharging managerial responsibilities/person closely associated
(a) Name	Jonathan T. Molot
Reason for the notification
(a) Position/status	A PDMR occupying the position of Chief Investment Officer
(b) Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a) Name	Burford Capital Limited
(b) LEI	549300FUKUWFYJMT2277
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	0.057498% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
Identification code	N/A
(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot 2021 Trust
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$36,967.00	0.057498% interest

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	16 September 2021
(f) Place of the transaction	N/A